NOBLE QUESTS INC.

3945 Wasatch Boulevard, Suite 282

Salt Lake City UT 84124

March 9, 2007

Attn: Michele M. Anderson

Legal Branch Chief

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Mail Stop 3720

100 F Street N.E.

Washington DC, 20549

Re:

Noble Quests Inc.

Amendment No 1 to Registration Statement on Form SB-2, filed on Feb. 2, 2007

File No. 333-138479

Response to your comments dated February 13, 2007

Filed via EDGAR

Thank you for your timely review of our amended registration statement.  We have the following responses to your comments:

General

1.

We note from your interim financial statements for the period ended September 30, 2006, that your investments in available-for-sale securities account for approximately 52% of your assets. Provide us with your analysis of whether you are an investment company within the Investment Company Act of 1940. See Section 3(a) of the Investment Company Act.

Response:

We do not consider ourselves an investment company because:

•

We do not consider ourselves engaged primarily, nor do we propose to be engaged primarily, in the business of investing, reinvesting or trading securities;

•

We are not engaged or propose to engage in the business of issuing face-amount certificates of the installment type or have been engaged in such business or have any such certificate outstanding; and

•

We are not engaged or propose to engage in the business of investing, reinvesting, owning, holding or trading securities notwithstanding the fact that our available for sale securities currently equal approximately 57% (at December 31, 2006) of our assets which exceeds the 40% threshold of our value of our total assets established as a criteria under subparagraph 3(a)(1)(C) of the investment Act of 1940.  We purchased only one block of securities prior to commencing our primary business operations.  We have not traded in or purchased any other securities nor do we intend to purchase, own, or trade in any additional securities.  Our intention is to sell our available-for-sale securities when the market will allow to provide additional capital for our current business operations with no intention to invest in any other securities.

Management’s Discussion and Analysis of Financial Condition

Marketable Securities, page 29

2.

Your present disclosure as it relates to the marketable securities does not discuss the nature of the estimates and assumptions that you use to evaluate whether any decline in the fair value is other temporary.  Also discuss the uncertainties involved in evaluating changes in the fair value impairment. Revise your disclosure to address the specific type of securities you hold.

Response:

Our available for sale securities consist of 93,333 shares of Brendan Technologies, Inc     ( OTC:BDTE ).  We have revised our disclosure to address your comments regarding the estimates, assumptions and uncertainties in the evaluation of the other than temporary decline in our securities and to include the type of securities we hold. This discussion appears under “Securities Impairment” on page 29.

Plan of Operation for the Next Twelve Months, page 24

3.

Please describe for us the nature and extent of the outside accounting services referred to on page 35. Tell us who is providing the services.

Response:  Our Chief Financial and Accounting Officer does the accounting for Noble Quests and provides our accounting service with balance sheets, profit and loss statements and all other information that she determines necessary.  Our outside accounting service reviews the information, analyses whether it is complete and compiles the information into a financial statement acceptable for review by our independent public accountant.  This service is provided by Action Stock Transfer Corp. which also acts as our stock transfer agency.

Financial Statements

Audit Report, page F-5

4.

Ask your auditors to consider the requirement to include a reference to the restatement in Note 11 as indicated in AICPA Auditing Standards Section 561.06a.

Response: Attached is an updated Auditor’s Report showing an additional paragraph mentioning the restatement described in Note 11.

Notes to Financial Statements:

Note 1. Organization and Summary of Significant Accounting Policies

Note 1(g) Property, page F-11

5.

Please refer to prior comment 17.  Please describe for us the motivational artwork that you own.  Also describe the verifiable evidence for each work of art that demonstrates it meets the criteria in paragraph 6 of SFAS 93. for having the characteristics  of an asset that is not depreciated.

Response:  The motivation artwork we own consists of four original oil paintings purchased in 2003 which we believe can be recognized as individual works of art demonstrating economic benefit or service potential with an extraordinarily long useful life.  We believe there is verifiable evidence, ie several observers would likely obtain the same measure or conclusion that these pieces faithfully represent original high quality oil paintings and have an aesthetic value that is worth preserving perpetually.  In addition we believe we have the financial ability to protect and preserve essentially undiminished the service potential of the artwork.

*     *     *

We have amended our registration statement in response to these comments and have provided you with two marked copies to expedite your review.   This response letter has been filed via EDGAR and provides supplemental information and is keyed to your comments.   Please contact our attorney, Cletha Walstrand, with any further comments or questions.  Her facsimile number is (434) 688-7318.

Sincerely,

/s/ Shannon McCallum-Law

Shannon McCallum-Law

President